

Mail Stop 7010

June 16, 2006

Mr. David P. Steiner
Chief Executive Officer
Waste Management, Inc.
1001 Fannin Street, Suite 4000
Houston, TX 77002

> **RE:** **Waste Management, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 21, 2006**
> **File No. 001-12154**

Dear Mr. Steiner:

　　We have reviewed your response letter dated June 6, 2006 to our letter dated May 16, 2006 and have the following comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Tax Matters

1. In future filings, you should explain how you differentiate between your valuation account recorded pursuant to SFAS 109 and your tax reserve account recorded pursuant to SFAS 5. As you know the criteria for recording a valuation against a deferred tax asset is a more likely than not standard and the criteria for recording a contingency under SFAS 5 is probable and estimable, a higher hurdle on the probability scale. We assume that the judgments related to the valuation account are based upon the assumption that all tax positions are reasonable and the

valuation relates only to those uncertainties that are unrelated to a potential disallowance, such as the availability of appropriate taxable income and so on.

Further, we note the following:

- All but one of the tax positions included in the reserves as of January 1, 2005 represented tax uncertainties entered into in the ordinary course of business;
- You have had only one material tax position for which a deduction has been disallowed in the past three fiscal years;
- The IRS audits for the 2002-2003 tax years will not result in a disallowance;
- In general the overwhelming majority of your reserves for uncertain tax positions are ultimately reversed.

It would appear that your threshold for recognition of the related tax assets may have been too conservative. However you are in the best position to judge the realizability of a financial-statement benefit for a position taken for tax-return purposes.

As you know the FASB is due to issue a final interpretation concerning this issue, which will define the recognition criteria and provide for more transparent disclosures regarding uncertain tax positions. We encourage you to consider the issues raised in the Exposure Draft and the related deliberations, and to vigorously apply the appropriate accounting and disclosures when the final interpretation becomes effective, beginning in 2007.

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Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comment and provide any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant